                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D/A


                                AMENDMENT NO. 5


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Hugoton Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (without par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444-613
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Thomas R. Denison, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 California Street, Suite 4100
                            Denver, Colorado  80202
                                 (303) 298-5700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 18, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

CUSIP No. 444-613               SCHEDULE 13D/A



-----------------------------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Corporation
      I.R.S. No.: 06-1210123
-----------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                                                                (A)  / /
                                                                                                                (B)  /X/
-----------------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
-----------------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /

-----------------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
    NUMBER OF        --------------------------------------------------------------------------------------------------------------
     SHARES          8     SHARED VOTING POWER
  BENEFICIALLY             1,293,441
    OWNED BY         --------------------------------------------------------------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER
    REPORTING              0
     PERSON          -------------------------------------------------------------------------------------------------------------
      WITH           10    SHARED DISPOSITIVE POWER
                           1,293,441
-----------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,293,441
-----------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          /x/

-----------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             6.56%
-----------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") relates to shares of the common stock, no par value ("Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company") and amends the Amendment No. 4 to Schedule 13D, filed on June 17, 1997, which amended prior filings on filed on April 21, 1997, February 26, 1997, January 28, 1997, and the original filing on September 7, 1995 (the original filing being referred to herein as the "1995 Filing"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 1995 Filing.

ITEM 4.  PURPOSE OF TRANSACTION

         The second paragraph of Item 4 is hereby deleted and replaced with the following:

                 The Reporting Parties intend to hold the remaining shares of Common Stock beneficially owned by them for investment and may at some time in the future consider further offers to dispose of such stock.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the statement of Schedule 13D is true, complete and correct.


Dated:  June 18, 1997
                                        First Reserve Corporation



                                        /s/ Elizabeth C. Foley
                                       ----------------------------------
                                       Name: Elizabeth Foley
                                       Title: Managing Director